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                            September 2, 2022

       Richard Konzmann
       Executive Vice President, Chief Financial Officer and Treasurer Arlington Asset Investment Corp.
       6862 Elm Street, Suite 320
       McLean, VA 22101

                                                        Re: Arlington Asset
Investment Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed March 10,
2022
                                                            Form 10-Q for the
quarterly period ended June 30, 2022
                                                            Filed August 15,
2022
                                                            File No. 001-34374

       Dear Richard Konzmann:

               We have reviewed your August 23, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 9, 2022 letter.

       Form 10-Q for the quarterly period ended June 30, 2022 filed August 15, 2022

       Net Operating Income from Investments in Financial Assets, page 45

   1. We note your response to our comment 2 from our letter dated June 21, 2022 and your conclusion to no longer
include the measure "economic net interest income from financial
                                                        assets    in future
filings. We note that you continue to include a presentation of components of net
operating income from your investments in financial assets on pages 45 and 46. Certain
components of this presentation appear to also exclude interest expense for long-term unsecured
debt; specifically, it appears that the subtotal of repurchase agreements and secured
debt of consolidated VIEs, net interest income/spread, and
                                                        levered net interest
return exclude the impact from such interest expense. Please tell us
 Richard Konzmann
Arlington Asset Investment Corp.
September 2, 2022
Page 2
         how you determined it was appropriate to exclude long-term unsecured debt interest expense from these components. Reference is made to Item 10(e) of Regulation S-K.
         Your response should address that given you are in the business of investing in interest earning assets and financing such assets with debt, please tell us how you considered
         Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP
         Financial Measures in your determination that it is appropriate to eliminate interest expense from long-term unsecured debt. In this regard, tell us how you considered if this interest expense is a normal, recurring, cash operating expense necessary to operate your business.
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameRichard Konzmann                            Sincerely,
Comapany NameArlington Asset Investment Corp.
                                                              Division of
Corporation Finance
September 2, 2022 Page 2                                      Office of Real
Estate & Construction
FirstName LastName